Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
MaryJo.Ardington@LFG.com
VIA Email & EDGAR

May 14, 2013

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       Lincoln National Variable Annuity Account L
The Lincoln National Life Insurance Company
Initial Registration Statements on Form N-4
Filing Nos.: 333-187072, 333-187071, 333-187070, 333-187069

Dear Mr. Zapata:

Attached are the Examples for Lincoln Secured Retirement IncomeSM variable annuity Version 1 and Version 4 (File Nos. 333-187072 and 333-187071). The Examples have been recalculated and updated. If you have further questions, please call me at 260-455-3917.

Sincerely,
Mary Jo Ardington
Associate General Counsel

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses, benefit charges and fund fees and expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% annual return on assets and the maximum fees and expenses of the fund. The examples also assume that the guaranteed maximum contract charges are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $289        $885       $1,507       $3,178

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $289        $885       $1,507       $3,178

For more information - See Charges and Other Deductions in this prospectus.
These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions
What kind of contract is this? It is a group variable annuity contract between the Contractowner and Lincoln Life that will provide a Guaranteed Withdrawal
Benefit to Participants who have allocated Purchase Payments to this contract.
See The Contracts. This prospectus provides a general description of the contract. Certain benefits, features, and charges may vary in certain states.
You should refer to your contract for any state-specific provisions. All material state variations are discussed in this prospectus.

What is the Variable Annuity Account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to the Subaccount. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. Remember that Contractowners and Participants in the VAA benefit from any gain, and take a risk of any loss in the value of the securities in the fund's portfolios. See Variable Annuity Account.

What is my investment choice? The VAA applies your Purchase Payments to buy shares in the LVIP Protected Profile Moderate Fund (fund). In turn, the fund holds a portfolio of securities consistent with its investment policy. See
Investments of the Variable Annuity Account - Description of the Fund.

Who invests the money? The investment adviser for the fund is Lincoln
Investment Advisors Corporation. See Investments of the Variable Annuity
Account - Description of the Fund.

How does the contract work? If we approve your application, we will send you a contract. When you make Purchase Payments, you buy Accumulation Units. This contract will provide Participants with a Guaranteed Withdrawal Benefit if all conditions are met. If you or the Participant, if applicable, decides to annuitize the Participant Account Value to receive an Annuity Payout, the
Accumulation Units are withdrawn to provide a fixed Annuity Payout.
Participants receive a group annuity certificate which covers their rights in the group annuity contract which include the right to receive a Guaranteed
Withdrawal Benefit, a Death Benefit or an Annuity Payout if conditions are met.
The Participant's share of the Contract Value is called the Participant Account
Value. See The Contracts.

What charges are there under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk and administrative charge. There is an additional, monthly charge for the
Guaranteed Withdrawal Benefit. See Expense Tables and also the Charges and
Other Deductions section of this prospectus.

The fund's investment management fee, expenses and expense limitations, if applicable, are more fully described in the Expense Tables and also the prospectus for the fund.

For information about the compensation we pay for sales of contracts, see
Distribution of the Contracts.

What Purchase Payments must be made, and how often? Subject to the minimum payment amounts, the payments are completely flexible. See The Contracts -
Purchase Payments.

What is the Guaranteed Withdrawal Benefit? This feature provides on an annual basis guaranteed lifetime periodic withdrawals up to a guaranteed amount
(referred to as Guaranteed Annual Income amounts) based on an Income Base,
Automatic Annual Step-ups to the Income Base, and the potential for age-based increases to the Guaranteed Annual Income amount. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate

6


EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses, benefit charges and fund fees and expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% annual return on assets and the maximum fees and expenses of the fund. The examples also assume that the guaranteed maximum contract charges are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $349      $1,064       $1,800       $3,739

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $349      $1,064       $1,800       $3,739

For more information - See Charges and Other Deductions in this prospectus.
These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions
What kind of contract is this? It is a group variable annuity contract between the Contractowner and Lincoln Life that will provide a Guaranteed Withdrawal
Benefit to Participants who have allocated Purchase Payments to this contract.
See The Contracts. This prospectus provides a general description of the contract. Certain benefits, features, and charges may vary in certain states.
You should refer to your contract for any state-specific provisions. All material state variations are discussed in this prospectus.

What is the Variable Annuity Account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to the Subaccount. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. Remember that Contractowners and Participants in the VAA benefit from any gain, and take a risk of any loss in the value of the securities in the fund's portfolios. See Variable Annuity Account.

What is my investment choice? The VAA applies your Purchase Payments to buy shares in the LVIP Protected Profile Moderate Fund (fund). In turn, the fund holds a portfolio of securities consistent with its investment policy. See
Investments of the Variable Annuity Account - Description of the Fund.

Who invests the money? The investment adviser for the fund is Lincoln
Investment Advisors Corporation. See Investments of the Variable Annuity
Account - Description of the Fund.

How does the contract work? If we approve your application, we will send you a contract. When you make Purchase Payments, you buy Accumulation Units. This contract will provide Participants with a Guaranteed Withdrawal Benefit if all conditions are met. If you or the Participant, if applicable, decides to annuitize the Participant Account Value to receive an Annuity Payout, the
Accumulation Units are withdrawn to provide a fixed Annuity Payout.
Participants receive a group annuity certificate which covers their rights in the group annuity contract which include the right to receive a Guaranteed
Withdrawal Benefit, a Death Benefit or an Annuity Payout if conditions are met.
The Participant's share of the Contract Value is called the Participant Account
Value. See The Contracts.

What charges are there under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk and administrative charge. There is an additional, monthly charge for the
Guaranteed Withdrawal Benefit. See Expense Tables and also the Charges and
Other Deductions section of this prospectus.

The fund's investment management fee, expenses and expense limitations, if applicable, are more fully described in the Expense Tables and also the prospectus for the fund.

For information about the compensation we pay for sales of contracts, see
Distribution of the Contracts.

What Purchase Payments must be made, and how often? Subject to the minimum payment amounts, the payments are completely flexible. See The Contracts -
Purchase Payments.

What is the Guaranteed Withdrawal Benefit? This feature provides on an annual basis guaranteed lifetime periodic withdrawals up to a guaranteed amount
(referred to as Guaranteed Annual Income amounts) based on an Income Base,
Automatic Annual Step-ups to the Income Base, and the potential for age-based increases to the Guaranteed Annual Income amount. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate

6